EXHIBIT 5

EXCERPT FROM THE SOR REIT II PROGRAM

“An investment committee of Pacific Oak Capital Advisors -- composed of Peter McMillan III and Keith Hall -- will evaluate and approve all of the proposed investments and sales of Equity Securities.  Once approved by both Messrs. McMillan and Hall, either Mr. McMillan or Mr. Hall shall have the authority to execute the trade on behalf of the Company.”